

June 23, 2021

Robert Alpert
Co-Chief Executive Officer
P10, Inc.
4514 Cole Avenue, Suite 1600
Dallas, Texas 75205

> **Re: P10, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2021**
> **CIK No. 0001841968**

Dear Mr. Alpert:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Reorganization Agreement, page 71

1. We note your response to comment 11 and your disclosure on page 71 that the 67%-33% economic ownership split was based on the relative fair market values of the assets contributed by each of ECG and ECP, as determined by management. Please tell us why you used the fair market value of gross assets as the basis for the economic ownership and how you considered whether using net assets is more appropriate noting that the information provided in response 10 shows ECG contributed net liabilities with a carrying value of $0.6 million and ECP contributed net assets with a carrying value of $20.6 million.

2.   We note your response to comment 10. We note the Enhanced Capital Group, LLC balance sheet at September 30, 2020 on page F-152 includes an ECP Note Receivable of $30 million, Investment Firms Note Payable of $40 million and Redemption Notes Payable of $19 million. Please tell us why these amounts were not included in the Consolidated ECG Pre-Reorg Balance Sheet column on page 7 of the response. Additionally, please revise the information provided in response 10 to include all amounts recognized on the ECG and ECP balance sheet immediately prior to the Reorganization.

3.   In response to comment 22, you state that the inter-company debt payable by ECP to ECG remains subsequent to the ECG/ECP Reorganization and P10 acquisition. Please tell us why the amount is not included in the ECP Remains December 14, 2020 Balance Sheet column on page 7 of the response. Additionally, please revise the information provided in response 10 to include all amounts recognized on the ECG and ECP balance sheet immediately after the Reorganization and prior to the purchase accounting related to the P10 acquisition.

4.   We note your disclosure on page 83 that, "Debt of ECG, which was not held by the Permanent Capital Subsidiaries, totaling $64.4 million as of the acquisition date was extinguished using the proceeds from the acquisition." Please revise to clarify if the extinguishment of this debt was part of the reorganization agreement. If not, clarify how this was accounted for in the purchase accounting including how it was or why it was not recognized as part of the liabilities assumed.

5.   We note that the information provided on page 7 of the response shows that ECP and ECG transferred certain liabilities to Enhanced PC. Please tell us is detail and revise to discuss the rights and claims that these creditors have. Specifically, discuss if they have rights to assets of other entities including ECP and ECG.

6.   Please revise and tell us how many Members there are on Enhanced PC's Board, which entities appoint the Members, and how many votes are required to make a binding decision.

7.   We note your response to comments 10 and 24. Please tell us your consideration of ASC 810-10-40-5, in your accounting for the derecognition of the permanent capital subsidiaries in the reorganization. Include in your response your calculation of gain or loss on the derecognition.

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2020, page 76

8.   Please revise to provide the historical information for Enhanced Capital Group, LLC from October 1, 2020 through December 14, 2020, the date of the acquisition in a separate column. The historical amounts should not show the impact related to the Acquisition or Reorganization. Please show the impact of the Reorganization is a separate pro forma column. Additionally, please disclose in the accompanying explanatory notes revenues, expenses, gains and losses and related tax effects which will not recur in the income of the registrant beyond 12 months after the transaction. Refer to SEC Release No. 33-10786

and Rules 11-02(a)(6) and 11-02(a)(11)(i) of Regulation S-X for guidance.

<u>Adjustment (7), page 82</u>

9.   Please refer to comment 16. You disclose that the pro forma net loss of $3.8 million for ECP does not reflect the effects of the Advisory Agreement. Please revise to include the effects of the Advisory Agreement on the pro forma loss for ECP or tell us why it should not be included.

<u>Acquisition of Enhanced, page F-23</u>

10.   Please refer to comment 23. In your response to comment 23, you refer to a "chart below." However, we could not locate the chart. Please provide us the chart to the extent needed.

11.   We note from your response to comments 13 and 23 that ECP will receive economics through the Administrative Services Agreement between ECG and EC Holdings for the employees provided to ECG that in turn provide services to Enhanced PC. Please describe to us the design and purpose of this Administrative Services Agreement, and support the substance of the agreement when the employees provided to ECG by EC Holdings in turn provide services to EC Holdings' indirect subsidiary.

<u>Exhibits</u>

12.   Please refer to your exhibit index. We note several of the exhibits indicate that schedules and exhibits have been omitted pursuant to Item 601(b)(10). However, some of those exhibits appear to be redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K. As such, please revise the exhibit index for those exhibits, to clarify that portions of those exhibits have been redacted in accordance with Item 601(b)(10)(iv) or advise. For the remaining exhibits that are labeled as having schedules and exhibits that have been omitted pursuant to Item 601(b)(10), please clarify which subsection of Item 601 of Regulation S-K you are relying upon to omit schedules or exhibits. Refer generally to Items 601(a)(5), 601(b)(2), and 601(b)(10) of Regulation S-K.

    You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance